BY EDGAR

September 26, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Mantra Venture Group Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2017
File No. 000-53461

Dear Mr. Kruczek:

On behalf of our client, Mantra Venture Group Ltd., a British Columbia corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated August 4, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on May 25, 2017 (File No. 000-53461) (the “Proxy Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Proposal 1, page 1

1.	Disclose clearly and directly, if true, that (1) your amended articles permit the board to designate the rights of any class of preferred stock for any purpose at any time without further shareholder approval, and (2) the classes of preferred stock that the board creates might not include the disclosed Series A preferred stock currently contemplated by the board. Disclose the total number of authorized shares of preferred stock.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to disclose the two points noted above.

2.	Show us how this section is consistent with Note D and Item 13 of Schedule 14A. Also, ensure that the information that you provide in response to Item 13 is updated for the fiscal year ended May 31, 2017; see Rule 8-08 of Regulation S-X.

Response

In response to the Staff’s comments, the Company has delayed the filing of the Proxy Statement until the completion and filing of the Company’s annual report for the year ended May 31, 2017 filed on Form 10-K. The Company has noted in the amended Proxy Statement that such information referenced in Item 13 of Schedule 14A that the Company is required to disclose as a smaller reporting company is included in such annual report and that such report is incorporated by reference into the Proxy Statement.

If you have any further questions or comments, or would like to discuss this response letter or the amended Proxy Statement, please feel free to call me at (212) 326-0820.

Sincerely,

/s/ M. Ali Panjwani
M. Ali Panjwani
Pryor Cashman LLP

cc:	Larry Sands, Mantra Venture Group Ltd.
Gene Levin, Pryor Cashman LLP